MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

June 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust (File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Samantha Brutlag of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A of CRM Mutual Fund Trust (the “Registrant”) with respect to CRM Long/Short Opportunities Fund (the “Fund”), a new series of the Registrant, filed on May 2, 2016. Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant confirm in its response that Cramer Rosenthal McGlynn, LLC, the Fund’s investment adviser (the “Adviser”), has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 2 to the fee table.

	Response:	The Registrant confirms that the Adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in Footnote 2 to the fee table.

2.	Comment:	The Staff requested that the Registrant confirm in its response to the Staff’s comments that the disclosure in the prospectus regarding the Fund’s ability to use derivatives addresses the considerations noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies.

	Response:	The Registrant confirms that it believes that the disclosure in the prospectus regarding the Fund’s ability to use derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

3.	Comment:	The Staff requested that the Registrant add a risk factor regarding convertible securities to correspond to disclosure regarding convertible securities in the principal investment strategies section.

	Response:	The Registrant will revise the disclosure to clarify that investment in convertible securities is not a principal investment strategy of the Fund, and will add a risk factor to the section titled “Additional Information about the Fund’s investment objective, investment strategies and related risks” to address the Staff’s comment.

4.	Comment:	The Staff requested that, if investment in emerging markets is a principal investment strategy of the Fund, the Registrant add disclosure regarding investment in emerging markets to the principal investment strategy and risks sections of the prospectus.

	Response:	The Registrant confirms that investment in emerging markets is not a principal investment strategy of the Fund and, accordingly, respectfully submits that additional investment strategy or risk disclosure is not required.

5.	Comment:	The Staff requested that the Registrant add disclosure to the section titled “Additional Information about the Fund’s investment objective, investment strategies and related risks” to more clearly distinguish principal investment strategies and risks from non-principal investment strategies and risks.

	Response:	The Registrant will add disclosure to the section titled “Additional Information about the Fund’s investment objective, investment strategies and related risks” to more clearly distinguish principal investment strategies and risks from non-principal investment strategies and risks.

6.	Comment:	The Staff requested that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

Please call the undersigned at (617) 951-8458 or Lea Anne Copenhefer at (617) 951-8515 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Exhibit A

CRM Mutual Fund Trust

c/o BNY Mellon Investment Servicing (U.S.) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

June 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust (File Nos. 333-123998 and 811-21749)

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 26 filed by the CRM Mutual Fund Trust (the “Registrant”) on May 2, 2016 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CRM Mutual Fund Trust

By:	/s/ Carlos A. Leal

Name: Carlos A. Leal Title: Chief Financial Officer

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